Exhibit 8

June 12, 2006

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

Re:	Registration Statement on Form S-4 (the “Registration Statement”) with respect to shares to be issued pursuant to the Agreement and Plan of Reorganization, dated as of January 11, 2006 (the “Merger Agreement”), between First Citizens Bancorp, a Tennessee corporation having its principal office at Cleveland, Tennessee (“First Citizens”), and BB&T Corporation, a North Carolina corporation having its principal office at Winston-Salem, North Carolina (“BB&T”)

Ladies and Gentlemen:

We have acted as special tax counsel to BB&T in connection with the proposed merger (the “Merger”) of First Citizens with and into BB&T pursuant to the Merger Agreement. This opinion is provided pursuant to the requirements of Item 21(a) of Form S-4 and Item 601(b)(8) of Regulation S-K. All capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

In the Merger, First Citizens will merge with and into BB&T in accordance with the applicable provisions of North Carolina and Tennessee law, and each outstanding share of First Citizens’ common stock (its only class of stock outstanding as of the Effective Time) (the “First Citizens Common Stock”) is to be converted into either (a) 1.30 shares of BB&T Common Stock, (b) cash in an amount equal to 1.30 multiplied by the average last sale price of BB&T Common Stock for the five trading days prior to the closing date of the Merger, or (c) a combination of BB&T Common Stock and cash, such combination to be determined in accordance with the provisions of Section 3.01(a) of the Merger Agreement. Also, cash will be paid in lieu of the issuance of fractional shares of BB&T Common Stock. First Citizens shareholders may dissent from the Merger pursuant to Chapter 23 of the Tennessee Business Corporation Act, as provided in Section 3.07 of the Merger Agreement.

In giving this opinion we have reviewed, and with your permission we have relied upon, the representations and warranties contained in and the facts described in the Merger Agreement, the Registration Statement, and the certificates dated June 12, 2006 in which an officer of First Citizens and an officer of BB&T make certain representations on behalf of First Citizens and BB&T, respectively, regarding the Merger (the “Tax Certificates”).

In giving this opinion, we have with your permission assumed that the statements in the Tax Certificates are true, correct and complete as of the date of this opinion, and any representation or statement made “to the best of knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person or entity has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We also assume that (a) the Merger will be consummated in accordance with the Merger Agreement, (b) First Citizens’ only outstanding stock (as that term is used in Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”)), as of the Effective Time, is the First Citizens Common Stock, and (c) the stock ownership attribution rules of Code Section 318 do not apply. No ruling has been or will be sought from the Internal Revenue Service as to the federal tax consequences of the Merger.

Based on the foregoing, and subject to the limitations herein, we are of the opinion that under existing law, upon consummation of the Merger in accordance with the Merger Agreement, for federal income tax purposes:

(1)	The Merger will constitute a “reorganization” within the meaning of Code Section 368(a).

(2)	Each of BB&T and First Citizens will be a party to that reorganization within the meaning of Code Section 368(b).

(3)	No gain or loss will be recognized by BB&T or First Citizens by reason of the Merger.

(4)	The shareholders of First Citizens who receive solely BB&T common stock in exchange for their First Citizens Common Stock will recognize no gain or loss for federal income tax purposes.

(5)	Generally, the shareholders of First Citizens who receive solely cash in exchange for their First Citizens common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and their adjusted tax basis in their First Citizens common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for their First Citizens common stock is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal income tax rate of 15%.

(6)	A shareholder of First Citizens who receives both BB&T common stock and cash in exchange for his or her First Citizens common stock will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (i) the amount of the cash received (other than cash received for any fractional share of BB&T common stock) and (ii) the excess of the sum of the fair market value of the shares of BB&T common stock and the amount of cash received in the merger over the shareholder’s adjusted tax basis in his or her First Citizens common stock, unless the receipt of cash has the effect of the distribution of a dividend in which case the shareholder instead will recognize dividend income in the amount of the cash received.

(7)	A shareholder of First Citizens who receives cash instead of a fractional share of BB&T common stock will recognize income, gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share.

(8)	The tax basis in the BB&T common stock received by an First Citizens shareholder (including any fractional share interest deemed received and redeemed as described below) will be the same as the tax basis in the First Citizens common stock surrendered in exchange, decreased by the amount of cash received (other than cash received instead of a fractional share of BB&T common stock or cash received that has the effect of a distribution of a dividend) and increased by the amount of gain recognized in such exchange (other than gain recognized with respect to cash received instead of a fractional share of BB&T common stock or dividend recognized with respect to cash received that has the effect of a distribution of a dividend).

(9)	The holding period for BB&T common stock received (including any fractional share interest deemed received and redeemed as described below) in exchange for shares of First Citizens common stock will include the period during which the shareholder held the shares of First Citizens common stock surrendered in exchange.

We express no opinion as to the laws of any jurisdiction other than the United States of America. Further, our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied. The opinions stated with respect to shares of First Citizens Common Stock do not apply to any stock rights, warrants or options to acquire First Citizens Common Stock. The opinions stated as to First Citizens shareholders are general in nature and do not necessarily apply to any particular First Citizens shareholder, and, for example, may not apply to shareholders who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax-exempt organizations; or to persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), are subject to the alternative minimum tax (to the extent that tax affects the tax consequences), who elect to apply a mark-to-market method of accounting, or are subject to the “golden parachute”

provisions of the Code (to the extent that tax affects the tax consequences); or to shareholders who acquired First Citizens Common Stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a “hedge,” “constructive sale,” “straddle” or “conversion or other integrated transaction.”

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind. Changes to the Code or in regulations or rulings thereunder, or changes by the courts in the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinions expressed herein. This opinion is rendered based upon applicable laws, rules and regulations as in effect on the date hereof, and we assume no duty or responsibility to inform you of any changes hereafter in our opinion due to any change hereafter in such laws, rules or regulations. Any material defect in any assumption or representation on which we have relied would adversely affect our opinion.

We furnish this opinion to you solely to support the discussion set forth under the headings “SUMMARY–You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger,” and “THE MERGER — Material Federal Income Tax Consequences of the Merger” in the Registration Statement, and we do not consent to its use for any other purpose. We hereby consent to be named in the Registration Statement under the foregoing headings and to the filing of a copy of this opinion as Exhibit 8 to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE

A Professional Limited Liability Company

/s/ Womble Carlyle Sandridge & Rice, PLLC